SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     THE PEP BOYS - MANNY,  MOE & JACK (Exact name of registrant as specified in its charter)
               Pennsylvania                               23-0962915
(State of incorporation or organization)        (I.R.S. Employer Identification
                                                                            No.)
                    3111 West Allegheny Avenue
                       Philadelphia, PA                       19132
                       ----------------                       -----
            (Address of principal executive offices)         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
--------------------                          ------------------------------

Rights to Purchase                            New York Stock Exchange
     Common Stock

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)
                                       1
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Item 1.   Description of Registrant's Securities to be Registered

     The Board of Directors of The Pep Boys - Manny, Moe & Jack (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The distribution is payable on December 31, 1997 to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $125 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of December 31, 1997, by such Common Share certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date
(or earlier redemption or expiration of the Rights), new Common Share certificates issued after December 31, 1997 upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2007, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common

Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     In the event that the Company were acquired in a merger or other business combination transaction, except upon certain conditions, including the approval of the Company's Independent Directors(as defined below), or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger with an Acquiring Person and its Common Shares were not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or in the event that, unless approved by the Company's Independent Directors, any person becomes the beneficial owner of 15% or more of the Common Shares, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the earlier of the Distribution Date or the date an Acquiring Person becomes an Acquiring Person (which Rights will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

     "Independent Director" means a director who is not an Acquiring Person or a representative or nominee of an Acquiring Person and either was a member of the Board prior to adoption of the Rights Agreement or subsequently became a member of the Board and whose initial election or initial nomination for election by the Company's shareholders subsequent to such date was approved by a vote of a majority of the Board, and by a majority of the Independent Directors then on the Board or, if at such time there shall be only one Independent Director, by such sole remaining Independent Director.

     Rights are redeemable at $.01 per Right by resolution of the Board, provided that such resolution is approved by a majority of Independent Directors at any time prior to the tenth day following the date a person becomes an Acquiring Person.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) or for common stock of the acquiring company as set forth above.

     Prior to the Distribution Date, the Company and the Rights Agent may, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing the Rights. From and after the Distribution Date, the Company and the Rights Agent may, if the Company so directs, supplement or amend the Right Agreement without the approval of any holders of Rights Certificates in order to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the Form of Rights Certificate, is incorporated herein by reference in Exhibit 1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

               1. Rights Agreement, dated as of December 5, 1997, between The Pep Boys - Manny, Moe & Jack and First Union National Bank, as Rights Agent , including Form of Right Certificate.

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.
                                               THE PEP BOYS - MANNY, MOE & JACK



                                               By:/s/ Bernard K. McElroy
                                               -------------------------
                                               Name:Bernard K. McElroy
                                               Title:Assistant Vice President-
                                                         Finance and Assistant
                                                         Secretary



Date:  December _, 1997

                                  EXHIBIT INDEX




Exhibit Number           Description
---------------          -----------


1 Rights Agreement, dated as of December 5, 1997, between The Pep Boys - Manny, Moe & Jack and First Union National Bank, as Rights Agent, including Form of Right Certificate.